UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

IASO BioMed, Inc.

File No. 333-215083 - CF# 34326

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      IASO BioMed, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 14, 2016.

      Based on representations by IASO BioMed, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 10.2   through January 8, 2020

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Brent J. Fields
                         Secretary